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                             June 16, 2021

       James Crossen
       Chief Financial Officer
       Acropolis Infrastructure Acquisition Corp.
       9 West 57th Street, 43rd Floor
       New York, NY 10019

                                                        Re: Acropolis
Infrastructure Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 7, 2021
                                                            File No. 333-254409

       Dear Mr. Crossen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

       Amendment No.1 to Registration Statement on Form S-1

       Principal Stockholders, page 124

   1. On page 125 you state that if the private placement warrants are held by holders other than your sponsor or its
permitted transferees, the private placement warrants will be redeemable. On page 18
you removed this language. Please tell us if it is an accurate depiction of the
private placement terms.
 James Crossen
FirstName  LastNameJames   Crossen Corp.
Acropolis Infrastructure Acquisition
Comapany
June       NameAcropolis Infrastructure Acquisition Corp.
     16, 2021
June 16,
Page 2 2021 Page 2
FirstName LastName
Notes to Financial Statements
7. Stockholder's Equity
Warrants, page F-14

2. We note that you plan to account for the public and private warrants as equity, and have filed separate warrant agreements for both types of warrants as exhibits 4.4 and 4.5, respectively. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants, with particular focus on section 4.4 of each of the
         warrant agreements. As part of your analysis, please address whether there are any terms or provisions in the warrant agreements that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in
         ASC 815-40.
       You may contact Abe Friedman at (202) 551-8298 or Joel Parker at (202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Catherine Goodall